7/26

05010003

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Internet Identity Presence

*CURRENT ADDRESS

PROCESSED
JUL 28 2005
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 478 FISCAL YEAR 7-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 7/27/05

FILE # 82-478

Internet Identity Presence
1 Chapman Court
Aurora, Ont.
L4G 7N7
(905) 726-1242

Internet Identity Presence Company Inc.

(Continued under the laws of Ontario)

Financial Statements

July 31, 2004 and 2003

AR/S
7-31-04

AUDITED
STATEMENTS
FOR
JULY 31 /2004

82-478

October 28, 2004

Auditors' Report

To the Shareholders of
Internet Identity Presence Company Inc.

We have audited the balance sheet of Internet Identity Presence Company Inc. as at July 31, 2004 and the statements of operations and deficit and cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at July 31, 2004 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The financial statements as at July 31, 2003 and for the year then ended were audited by another auditor who expressed an opinion without reservation on those financial statements in his report dated September 12, 2003.

"McCarney Greenwood LLP"

Toronto, Canada

McCarney Greenwood LLP
Chartered Accountants

Internet Identity Presence Company Inc.
(continued under the laws of Ontario)

	July 31 2004	July 31 2003 (Restated - See Note 4)
Assets		
Current assets		
Cash	$ -	$ 1,514
Accounts receivable	-	7,526
	-	9,040
Goodwill (Notes 3 and 5)	-	1
Deferred development costs (Notes 3 and 6)	-	1
Property and equipment (Notes 3 and 7)	-	18,688
	$ -	$ 27,730
Liabilities		
Current liabilities		
Bank overdraft	$ 63	$ -
Accounts payable and accrued liabilities	7,500	31,000
Advance from a shareholder (Note 8)	-	49,974
Other loans and advances (Note 9)	15,000	125,000
	22,563	205,974
Shareholders' (Deficiency)		
Share capital (Note 10(a))	12,367,593	12,202,569
Treasury shares (Note 10(d))	(16,385)	(16,385)
Contributed surplus	309,718	309,718
(Deficit)	(12,683,489)	(12,674,146)
	(22,563)	(178,244)
	$ -	$ 27,730

Approved by the Board "Owen Dwyer" Director "David Alker" Director

Internet Identity Presence Company Inc.

	Year ended July 31 2004	2003 (Restated - See Note 4)
Revenue		
Domain site registration fees	$ 11,744	$ 1,136
Operating Expenses		
Consulting fees	3,900	4,235
WEB site maintenance costs	11,551	22,020
Shareholder information and promotion	5,480	5,424
Office, general and administration	18,336	13,482
Legal and audit	11,585	4,335
Rent and occupancy costs	18,000	14,100
Transfer agents and regulatory fees	4,920	10,746
Loan interest	-	50,000
Amortization	-	18,600
	73,772	142,942
(Loss) before under noted items	(62,028)	(141,806)
Gain on sale of subsidiary (Note 3)	(11,685)	-
Gain on debt settlements	(41,000)	(36,178)
Interest recovery (Note 4)	-	(70,083)
Foreign exchange loss	-	4,121
Net (loss) for the year	(9,343)	(39,666)
(Deficit), beginning of year	(12,674,146)	(12,634,480)
(Deficit), end of year	$ (12,683,489)	$ (12,674,146)

Basic and diluted (loss) per share (Note 10(c))	$ (0.00)	$ (0.00)

Internet Identity Presence Company Inc.

	Year ended July 31 2004	2003 (Restated - See Note 4)
Cash flows from operating activities		
Net (loss) for the year	$ (9,343)	$ (39,666)
Adjustment for items not involving cash:		
(Gain) on sale of subsidiary	(11,685)	-
(Gain) on debt settlements	(41,000)	-
Interest recovery	-	(70,083)
Unrealized foreign exchange (gain)	-	(5)
Amortization	-	18,600
	(62,028)	(91,154)
Changes in non-cash operating working capital (Note 12)	(15,974)	(41,517)
Cash flows (used in) operating activities	(78,002)	(132,671)
Cash flows from investing activities		
Proceeds of disposition from sale of subsidiary	30,375	-
Proceeds on debt settlement	41,000	-
Cash flows from investing activities	71,375	-
Cash flows from financing activities		
Bank indebtedness	63	-
Issuance of Common shares	165,024	132,799
Other loans and advances	(110,000)	-
Advance from a shareholder	(49,974)	(28,789)
Cash flows from financing activities	5,113	104,010
(Decrease) in cash during the year	(1,514)	(28,661)
Cash, beginning of year	1,514	30,175
Cash, end of year	$ -	$ 1,514

1. Nature of operations and going concern assumption

Internet Identity Presence Company Inc. (the Company") was incorporated under the laws of the Province of British Columbia on July 19, 1979 and changed its province of Registration and continued under the Ontario Business Corporations Act (OBCA) on September 19, 1997.

On December 7, 1998 the Company abandoned its mineral resource properties. On January 22, 2001 the Company acquired all the issued and outstanding shares of World Domain Registry Inc., which is an accredited Domain Name Registrar of the Canadian Internet Registration Authority. In the prior year, management decided to discontinue this business and accordingly wrote off these assets.

On July 31, 2004, the Company sold its interests in its wholly-owned subsidiary World Domain Registry Inc. to a shareholder and director as partial settlement of advances due from the Company.

These financial statements are prepared using generally accepted accounting principles that are applicable to a going concern which assumes the company will continue to operate throughout it next fiscal year subsequent to July 31, 2004. The use of these principles may be inappropriate since there is significant doubt about the company's ability to continue as a going concern. Significant doubt exists because the company is in a net liability position, and there have been operating losses in the current and prior years. The future of the company is currently dependent upon the company's ability to obtain sufficient cash from external financing, and to acquire a revenue generating business. In the past, the company has been successful in obtaining financing from related parties. The company will likely require continued support. These statements do not reflect any adjustments which would be necessary if the going concern assumption was not used.

2. Summary of significant accounting policies

The preparation of these financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The more significant accounting policies are as follows:

(a) Basis of presentation

These financial statements include the accounts and operations of the Company and its wholly-owned subsidiary World Domain Registry Inc. up to July 31, 2004 the date of disposal of this subsidiary (See Note 3).

(b) Goodwill
Goodwill is recorded at cost and is evaluated periodically for impairment in value.

(c) Deferred development costs
Deferred development costs are recorded at cost.

(d) Translation of foreign currencies
Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at exchange rates prevailing at the balance sheet date. Non-monetary assets and liabilities are translated into Canadian dollars at approximate exchange rates prevailing at the transaction date. Revenue and expenses are translated at average exchange rates prevailing during the year. The resulting gains and losses are included in income for the year.

(e) Property and equipment
Property and equipment are capitalized and amortized at the following rates:

Automobiles	30% declining balance
Office, furniture and fixtures	20% declining balance

(f) Income taxes
The Company follows the liability method of accounting for income taxes. Under this method, income taxes are recognized for the future tax consequences attributed to differences between the financial statement carrying value of assets and liabilities and their respective income tax basis. Future income tax assets and liabilities are measured using enacted income tax rates expected to apply when the asset is realized or the liability is settled. The effect on future income tax assets and liabilities of a change in tax rates is included in income in the period that includes the enactment date. Future income tax assets and liabilities are evaluated and if realization is not considered "more likely than not", a valuation allowance is provided.

(g) Stock-based compensation
The CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments, requires that compensation for option awards to employees be recognized in the financial statements at fair value for options granted in fiscal years beginning on or after January 1, 2004. The Company has adopted this section prospectively for new option awards granted on or after August 1, 2004, (see Note 10(b)).

3. Sale of subsidiary

On July 31, 2004, the Company sold its interest in its wholly-owned subsidiary World Domain Registry Inc. to a shareholder.

The sale took place as follows:

Settlement of advance from a shareholder	$ 45,660
Consideration given:	
Issuance of 1,500,000 Common shares (Note 10(a)(ii))	(15,000)
Cash	(285)
Goodwill	(1)
Deferred development costs	(1)
Property and equipment - Net book value	(18,688)
Gain on sale of subsidiary	$ 11,685

4. Correction of an error

In 2003 the Company had a convertible note payable in the amount of $226,500 ($150,000 USD) which was transferred to contributed surplus. Accumulated interest on this note in the amount of $70,083 was still reflected on the balance sheet in accounts payable and accrued liabilities, but should have been reversed from liabilities at the same time the loan was transferred to contributed surplus. As the interest was expensed in prior years, the reversal of the interest accrual should be taken into income. In accordance with Section 1506 of the CICA Handbook the correction of this error has been recorded retroactively with restatement and has resulted in the restatement of net income of 2003 by $70,083 to reflect the reversal of the interest expense. This has decreased the 2003 net (loss) by $70,083 and it has also decreased the basic and diluted (loss) per share from ($0.01) to ($0.00). All pertinent comparative figures for 2003 have been restated.

5. Goodwill

	2004	2003
Cost	$ -	$ 300,000
Less: accumulated amortization	-	(20,000)
Less: provision for write down	-	(279,999)
	$ -	$ 1

The nominal amount was transferred on the sale of the subsidiary (See Note 3).

6. **Deferred development costs**

Cost	$ -	$ 48,045
Less: provision for write down	-	(48,044)
	$ -	$ 1

The nominal amount was transferred on the sale of the subsidiary (See Note 3).

7. **Property and equipment**

Office, furniture and fixtures	$ -	$ 56,718
Auto	-	13,250
Less: accumulated amortization	-	(51,280)
	$ -	$ 18,688

The net book value of property and equipment was transferred on the sale of the subsidiary (See Note 3).

8. **Related party transactions**

During the current year the advance from a shareholder was settled in full.

Rent of $18,000 (2003 - $14,100) was paid to an officer of the company.

9. **Other loans and advances**

	2004	2003
Convertible subordinated promissory notes (a)	$ 10,000	$ 120,000
Other (b)	5,000	5,000
	$ 15,000	$ 125,000

(a) Convertible subordinated promissory notes of $120,000 consisted of the following:

(i) A $100,000 convertible subordinated promissory note which was convertible, in whole or in part, at any time at the option of the note holder into Common shares at a price per share of $0.04 until July 19, 2004. This note was converted into 2,500,000 Common shares during the year.

(ii) A $10,000 convertible subordinated promissory note which was recorded but not issued. The owner of the note has waived the right to receive it and therefore it has been taken into income in the current year.

(iii) A $10,000 convertible subordinated promissory note which is convertible, in whole or in part, at any time at the option of the note holder into Common shares at a price per share of $0.04 until July 19, 2004, and then convertible, in whole or in part, at any time at the option of the note holder into Common shares at a price per share of $0.01 until October 15, 2004. This note was converted into 1,000,000 Common shares subsequent to year-end (See Note 16 (a)).

(b) Other advances consist of a convertible unsecured non-interest bearing subordinated note. The note was not converted prior to the maturity date during the current year, and is no longer convertible at year-end.

10. Share capital

(a) Authorized

An unlimited number of Common shares

Issued

25,000,000 Common shares	$12,367,593

Transactions as follows:

	Shares #	Amount $
Balance July 31, 2002	11,760,227	12,069,774
Issued for underwriting fees	250,000	-
Issued on settlement of debt	4,139,773	132,795
Balance July 31, 2003	16,150,000	12,202,569
Shares issued on settlement of prior year debt (i)	1,060,000	-
Shares issued on settlement of debt (ii)	3,790,000	50,024
Shares issued on sale of subsidiary (iii)	1,500,000	15,000
Shares issued on conversion of promissory note (iv)	2,500,000	100,000
Balance July 31, 2004	25,000,000	$12,367,593

(i) **Shares issued on settlement of prior year debt**
The Company issued an aggregate of 1,060,000 Common shares to two former directors of the Company, for shares which were supposed to have been issued in a prior year as settlement of debt. These shares were not issued at the time of the debt settlement, and have been issued during the current year to correct this oversight. No costs have been charged to share capital as costs associated with the issuance of these shares were recorded in a prior year.

(ii) **Shares issued on settlement of debt**
The Company issued 3,790,000 Common shares to a shareholder in settlement of debt owed by the Company for a total deemed value of $50,024.

(iii) **Shares issued on sale of subsidiary**
The Company issued 1,500,000 Common shares on sale of a subsidiary to a shareholder to which the Company was indebted, at a rate of $0.01 per share, for a total deemed value of $15,000.

(iv) **Shares issued on conversion of promissory note**
A director and officer of the Company exercised an option to convert a $100,000 promissory note into 2,500,000 Common shares of the Company at a rate of $0.04 per share.

(b) **Stock options**
The Company has a stock option plan (the "Plan") under which the directors of the Company may grant options to acquire Common shares of the Company to qualified directors and officers and employees of the Company. Exercise prices cannot be less than the closing price of the Company's shares on the trading day preceding the date of grant and the maximum term of any option cannot exceed five years. The maximum aggregate number of Common shares under option at any time under the Plan cannot exceed 40% of the issued shares.

The following table reflects the continuity for the year ended July 31, 2004 of options granted and cancelled under the plan:

	2004	Weighted Average Exercise Price	2003	Weighted Average Exercise Price
Balance outstanding, beginning of year	2,450,000	$ 0.14	2,450,000	$ 0.14
Activity during the year				
Granted	-	-	-	-
Cancelled	(2,450,000)	(0.14)	-	-
Balance outstanding, end of year	-	$ -	2,450,000	$ 0.14

The following table summarizes the stock options outstanding at each of the years ended July 31, 2004 and 2003:

Exercise price per share	Expiry date	Number of shares remaining subject to options at July 31 2004	2003
$ 0.25	January 26, 2006	-	400,000
0.35	January 23, 2006	-	400,000
0.05	September 25, 2007	-	500,000
0.10	September 25, 2007	-	500,000
0.04	September 4, 2003	-	150,000
0.05	September 4, 2003	-	150,000
0.06	September 4, 2003	-	150,000
0.07	September 4, 2003	-	200,000
		-	2,450,000

(c) Basic and diluted loss per share

The following table sets forth the computation of basic and diluted loss per share:

	2004	2003
Numerator:		
(Loss) for the year	$ (9,343)	$ (39,666)
Numerator for basic and diluted (loss) per share	$ (9,343)	$ (39,666)
Denominator:		
Weighted average number of Common shares	21,730,874	13,858,101
Denominator for basic (loss) per share	21,730,874	13,858,101
Effect of dilutive securities:		
Stock options (i)	-	-
Denominator for diluted (loss) per share	21,730,874	13,858,101
Basic (loss) per share	$ (0.00)	$ (0.00)
Diluted (loss) per share	$ (0.00)	$ (0.00)

(i) The stock options were not included in the computation of diluted (loss) per share as their inclusion would be anti-dilutive.

(d) Treasury shares

In November 1994, the Company acquired 5,600 Common shares for a total cost of $16,385. The current market value as at July 31, 2004 is $280. At present the company does not intend to purchase additional shares.

11. Income taxes

Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts for tax purposes.

There are no future income tax liabilities.

The Company has 1 future income tax asset as follows:

	2004	2003
Future tax asset		
Non-capital losses carried forward	$ 187,100	$ 189,922
Valuation allowance for future tax asset	(187,100)	(189,922)
Net future tax asset	$ -	$ -

The Company provided a valuation allowance equal to the future tax asset because it is not presently more likely than not that they will be realized. The Company's income tax expenses for each of the years is $Nil. The company's actual income tax expense for each of the years ended is made up as follows:

	2004	2003
Loss before income taxes	$ (9,343)	(39,666)
Income tax (recovery) at the combined federal and provincial rates of 36.33% and 37.46% respectively	$ (3,394)	$ (14,859)
Taxable benefit not recognized (use of loss carryforward)	3,394	14,859
Actual income tax expense (recovery)	$ -	$ -

At July 31, 2004, the Company had non-capital losses carried forward of approximately $515,000 which have not been recognized in these financial statements. The non-capital losses may be utilized to reduce future years' taxable income and expire as follows:

2005	$ 158,000
2006	104,000
2007	40,000
2008	35,000
2009	130,000
2010	40,000
2014	8,000
	$ 515,000

12. Changes in non-cash operating working capital

	2004	2003
Cash provided by (used for):		
Accounts receivable	$ 7,526	$ 4,602
Accounts payable and accrued liabilities	(23,500)	(46,119)
	$ (15,974)	$ (41,517)

13. Contingent liabilities

(a) In July 1993, the Company issued convertible notes payable in conjunction with a private placement. The notes were unsecured and subject to interest being charged at a rate of 5%, starting 150 days from the issuance of the notes or to May 17, 1994, the date the shares were issued. As remittances of some of the subscription amounts were late, certain subscribers waived the interest that would have been payable. The Company believes that the outstanding interest of $70,083 will continue to be waived until legally no longer payable which occurred during the previous fiscal year. Accordingly, the Company removed the liability from the balance sheet on July 31, 2003 (restated - See Note 4), although no formal waiver has been received from the subscribers.

(b) On July 31, 1997, the Company received $150,000 USD in respect of a proposed convertible debenture issue. The issue was never completed and to date, the funds have not been repaid to the investor. Management has no knowledge of who the investor was and in their opinion the investor has no right of recourse for collections.

14. Financial instruments
Fair value of financial instruments

The carrying amount of bank indebtedness, accounts payable and accrued liabilities, and other loans and advances approximtes their fair value because of the short-term maturities of these items.

15. Segment information

The Company's operations comprise a single reporting operating segment engaged in investments in other companies. At year end it had divested itself of all investments and is looking at other potential companies to invest in. As the operations comprise a single reporting segment, amounts disclosed in the financial statements for revenue, interest expense, net (loss) for the year, and basic and diluted (loss) per share also represent segment amounts.

All of the Company's operations and assets are situated in Canada.

16. Subsequent events

(a) On September 9, 2004 the $10,000 convertible subordinated promissory note, as described in Note 9(a)(iii), was converted into 1,000,000 Common shares of the Company.

(b) On October 18, 2004 the Company completed a private placement of 700,000 Common shares at a price of $0.01 per share for gross proceeds of $7,000.

Internet Identity Presence
1 Chapman Court
Aurora, Ont.
L4G 7N7
(905) 726-1242

Financial Statements of

INTERNET IDENTITY PRESENCE COMPANY LIMITED

Three months ended October 31, 2004

(Unaudited – Prepared by Management)

INTERNET IDENTITY PRESENCE COMPANY LIMITED

Balance Sheets
(Prepared by Management)

	October 31, 2004 (Unaudited)	July 31, 2004 (Audited)
Assets		
Current assets		
Cash:	$5626.51	$ -63
Accounts receivable	-	-
	5626.51	-63
Capital assets	-	0
Goodwill	-	0
Deferred development costs	-	0
	$ 5626.51	-$ 63
Liabilities and Shareholder's Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 9,640	7500
Other advances	5,000	15,000
Advances from officer (note 4(a and b))	4,508.58	-
	19,148.58	22,500
Shareholders' equity		
Share capital	12,384,593	12,367,593
Treasury shares	(16,385)	(16,385)
Contributed surplus	309,718	309,718
	12,677,926	12,660,926
Deficit	(12,691,448.07)	(12,683,489)
	(13,522.07)	(22,563)
	$ 5,626.51	-$ 63

INTERNET IDENTITY PRESENSE COMPANY LIMITED

Statements of Operations and Deficit
Three month ended October 31, 2004 and 2003
(Unaudited – Prepared by Management)

	2004		2003	
	3 Month period	Year to Date	3 Month Period	Year to Date
REVENUE	-		728	728
OPERATING EXPENSES				
Office, general and administration	2041.98		1790	1790
Transit filing	401.25		-	
Pre-Auth Ex	106.90		-	
WEB site maintenance costs	-		4650	4650
Consulting fees			-	-
Occupancy costs	3000.00		4500	4500
Legal and audit	1498.00		750	750
Depreciation	-		3600	3600
Transfer agent fee	910.94		4458	4458
Shareholder information	-		4795	4795
Net loss for the period	(7959.07)		(23,815)	(23,815)
Deficit, Beginning of Period	(12,683,489)		(12,744,229)	(12,744,229)
DEFICIT, END OF PERIOD	(12,683,489.07)		(12,768,044)	(12,768,044)
NET LOSS PER SHARE			$ (0.001)	$ (0.001)

STATEMENTS OF CASH FLOWS
First Quarter Ended October 31, 2004 and 2003
(Prepared by Management - Unaudited)

	2004		2003	
	3 Month Period	Year to Date	3 Month Period	Year to Date
CASH PROVIDED BY (USED IN):				
Operating Activities				
Net loss for the period	(7960.07)	7960.07	$ (23,815)	$ (23,815)
Add (Deduct) item not affecting cash flow				
Depreciation	-	-	3,600	3,600
Changes in non-cash operating working capital balances	2140	2140	-	-
			(20,215)	(20,215)
Financing Activities				
Issuance of common shares	17,001	17,001	48,500	48,500
Settlement of note	(10,000)	(10,000)		
new advances from related parties	4508.58	4508.58	(27,497)	(27,497)
			21,003	21,003
Investing Activities	-	-		
Goodwill	-	-	-	-
INCREASE (DECREASE) IN CASH	5689.51	5689.51	788	788
CASH, BEGINNING OF PERIOD	(63.00)	(63.00)	1,514	1,514
CASH, END OF PERIOD	5626.51	5626.51	2,302	2,302

INTERNET IDENTITY PRESENCE COMPANY LIMITED

Notes to Financial Statements
October 31,2004
(Unaudited – Prepared by Management)

1. Accounting policies:

The enclosed unaudited financial statements for the three months ended October 31, 2004 and 2003 conform with generally accepted accounting principals in Canada for interim financial reporting. However, the unaudited financial statements for the three months ended October 31, 2004 and 2003 do not conform in all respects to the disclosure and information that is required for annual financial statements. For further information, see the Corporation's July 31, 2004 audited financial statements. The accounting policies and methods followed in preparing these financial statements are those used by Internet Identity Presence Company Limited (the "Corporation") as set out in the July 31, 2004 audited financial statements, except for the following:

In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. Operating results for the three months ended October 31, 2004 are not indicative of the results that may be expected for the full year ended July 31, 2005.

2. Share capital:

(a) Authorized:
Unlimited number of common shares

(b) Issued:

	Number of shares	Amount
Balance July 31, 2004	25,000,000	$12,367,593
Issued for debt conversion	1,000,000	
Issued for cash	700,000	7,000
Share payable in lieu of salary (875,000)		1
Cancelled	(947,292)	
Balance, Oct 31, 2004	25,752,708	12,384,594

3. Income taxes:

At January 31, 2004 the Corporation's income tax expense was nil. No benefit related to available non-capital loss carry forwards has been recognized in these financial statements.

The future income tax assets or liabilities that may result from differences in tax values and accounting values have not been reflected in these financial statements.

4. Related party transactions:

Related party transactions not disclosed elsewhere in these financial statements are as follows:

- The advances from related parties are cash advance and have no terms of repayment.

Internet Identity Presence
1 Chapman Court
Aurora, Ont.
L4G 7N7
(905) 726-1242

Financial Statements of

INTERNET IDENTITY PRESENCE COMPANY LIMITED

Six months ended January 31, 2005

(Unaudited – Prepared by Management)

The Auditors of Internet Identity Presence Company Inc. have not performed a review of the unaudited consolidated financial statements for the six months ended January 31, 2005 and January 31, 2004.

INTERNET IDENTITY PRESENCE COMPANY LIMITED

Balance Sheets
(Prepared by Management)

	January 31, 2005 (Unaudited)	July 31, 2004 (Audited)
Assets		
Current assets		
Cash:	$ 198	$ -
	$ 198	$ -
Liabilities and Shareholder's Equity		
Current liabilities:		
Bank indebtedness	$ -	$ 63
Accounts payable and accrued liabilities	$ 1,379	7,500
Other advances	5,000	15,000
Advances from officer (note 4(a and b))	3,000	-
	9,379	22,563
Shareholders' equity		
Share capital	12,426,528	12,367,593
Treasury shares	(16,385)	(16,385)
Contributed surplus	309,718	309,718
	12,719,861	12,660,926
Deficit	(12,729,042)	(12,683,489)
	(9,181)	(22,563)
	$ 198	$ -

INTERNET IDENTITY PRESENSE COMPANY LIMITED

Statements of Operations and Deficit
Six month ended January 31, 2005 and 2004
(Unaudited – Prepared by Management)

	2005		2004	
	3 Month period	Year to Date	3 Month Period	Year to Date
REVENUE				
DOMAIN SITE REGISTRATION FEES	-	-	381	1,109
OPERATING EXPENSES				
Office, general and administration	2552	4,593	11,111	12,904
WEB site maintenance costs	-	-	21,200	25,850
Consulting and finders fees	11,750	11,750	-	-
Occupancy costs	3000	6,000	4500	9,000
Legal and audit	12,173	13,671	-	750
Depreciation	-	-	3600	7,200
Transfer agent fee	2,610	3,511	836	5,294
Shareholder information	5,518	5,518	-	4795
	37,594	45,553	41,247	65,793
Income (loss) before the following item:	(37,594)	(45,553)	(40,866)	(63,684)
Write off of stale dated debt	-	-	86,083	86,083
Net loss for the period	(37,594)	(45,553)	45,217	
Deficit, Beginning of Period	(12,691,448)	(12,683,489)	(12,768,044)	(12,744,229)
DEFICIT, END OF PERIOD	(12,729,042)	(12,729,042)	(12,722,830)	(12,722,830)
NET LOSS PER SHARE	$ (0.00)	$ (0.00)	$ (0.00)	$ (0.00)

STATEMENTS OF CASH FLOWS

Second Quarter Ended January 31, 2005 and 2004
(Prepared by Management - Unaudited)

	2005		2004	
	3 Month Period	Year to Date	3 Month Period	Year to Date
CASH PROVIDED BY (USED IN):				
Operating Activities				
Net loss for the period	$ (37,594)	$ (45,553)	$ (45,217)	$ 21,399
Add (Deduct) item not affecting cash flow				
Write off of stale dated debt	-	-	(83,083)	(86,083)
Depreciation	-	-	3,600	7,200
Changes in non-cash operating working capital balances	(7,918)	(6,121)	1,517	1,517
	(45,512)	(51,674)	(35,752)	(55,967)
Financing Activities				
Issuance of common shares	41,595	58,935	-	48,500
Other advances	-	(10,000)		
Loans and advances from related parties	(1,511)	3,000	35,752	8,255
	40,084	51,935	35,752	56,755
INCREASE (DECREASE) IN CASH	(5,428)	261	-	788
CASH, BEGINNING OF PERIOD	5,626	(63)	2,302	1,514
CASH, END OF PERIOD	$ 198	$ 198	2,302	2,302

INTERNET IDENTITY PRESENCE COMPANY LIMITED

Notes to Financial Statements
January 31, 2005
(Unaudited – Prepared by Management)

1. Accounting policies:

The enclosed unaudited financial statements for the six months ended January 31, 2005 and 2004 conform with generally accepted accounting principals in Canada for interim financial reporting. However, the unaudited financial statements for the three months ended January 31, 2005 and 2004 do not conform in all respects to the disclosure and information that is required for annual financial statements. For further information, see the Corporation's July 31, 2004 audited financial statements. The accounting policies and methods followed in preparing these financial statements are those used by Internet Identity Presence Company Limited (the "Corporation") as set out in the July 31, 2004 audited financial statements, except for the following:

In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. Operating results for the six months ended January 31, 2005 are not indicative of the results that may be expected for the full year ended July 31, 2005.

2. Share capital:

(a) Authorized:
Unlimited number of common shares

(b) Issued and outstanding	Number	**Amount**
Common shares – July 31, 2004	25,000,000	$12,367,593
Issuances in 2005:		
Issued for debt settlement	2,000,000	14,508
Issued for services	4,750,000	47,500
Issued for cash	3,900,000	31,500
Cancelled	(947,292)	(34,573)
Common shares – September 30, 2002	34,702,708	$ 12,426,528

3. Income taxes:

At January 31, 2005 the Corporation's income tax expense was nil. No benefit related to available non-capital loss carry forwards has been recognized in these financial statements.

The future income tax assets or liabilities that may result from differences in tax values and accounting values have not been reflected in these financial statements.

INTERNET IDENTITY PRESENCE COMPANY LIMITED

Notes to Financial Statements

Three months ended January 31, 2005 and 2004
(Unaudited – Prepared by Management)

4. Related party transactions:

Related party transactions not disclosed elsewhere in these financial statements are as follows:

- The advances from related parties are cash advance and have no terms of repayment.

Internet Identity Presence
1 Chapman Court
Aurora, Ont.
L4G 7N7
(905) 726-1242

Financial Statements of

INTERNET IDENTITY PRESENCE COMPANY LIMITED

Nine months ended April 30, 2005

(Unaudited – Prepared by Management)

The Auditors of Internet Identity Presence Company Inc. have not performed a review of the unaudited consolidated financial statements for the nine months ended April 30, 2005 and April 30, 2004.

INTERNET IDENTITY PRESENCE COMPANY LIMITED

Balance Sheets
(Prepared by Management)

	April 30, 2005 (Unaudited)	July 31, 2004 (Audited)
Assets		
Current assets		
Cash:	$ 208	$ -
	$ 208	$ -
Liabilities and Shareholder's Equity		
Current liabilities:		
Bank indebtedness	$ -	$ 63
Accounts payable and accrued liabilities	$ 2,379	7,500
Other advances	5,000	15,000
Advances from officers (note 4(a and b))	17,350	-
	24,779	22,563
Shareholders' equity		
Share capital	12,430,528	12,367,593
Treasury shares	(16,385)	(16,385)
Contributed surplus	309,718	309,718
	12,723,861	12,660,926
Deficit	(12,748,432)	(12,683,489)
	(24,571)	(22,563)
	$ 208	$ -

INTERNET IDENTITY PRESENSE COMPANY LIMITED

Statements of Operations and Deficit
Six month ended April 30, 2005 and 2004
(Unaudited – Prepared by Management)

	2005		2004	
	3 Month period	**Year to Date**	**3 Month Period**	**Year to Date**
REVENUE				
DOMAIN SITE REGISTRATION FEES	-	-	381	1,109
OPERATING EXPENSES				
Office, general and administration	1,164	5,757	269	13,554
WEB site maintenance costs	-	-	600	26,450
Consulting and finders fees	9,448	21,198	-	-
Occupancy costs	3000	9,000	-	9,000
Legal and audit	725	14,396	-	750
Depreciation	-	-	3600	10,800
Transfer agent fee	3,120	6,631	950	6,244
Shareholder information	2,443	7,961	-	4795
	19,390	64,943	5,800	71,593
Income (loss) before the following item:	(19,390)	(64,943)	(5,800)	(70,484)
(Loss) on settlement of debt			(3,103)	(3,103)
Write off of stale dated debt	-	-	-	86,083
Net loss for the period	(19,390)	(64,943)	(8,903)	12,496
Deficit, Beginning of Period	(12,729,042)	(12,683,489)	(12,722,830)	(12,744,229)
DEFICIT, END OF PERIOD	(12,748,432)	(12,748,432)	(12,731,733)	(12,731,733)
NET LOSS PER SHARE	$ (0.00)	$ (0.00)	$ (0.00)	$ (0.00)

STATEMENTS OF CASH FLOWS
Second Quarter Ended April 30, 2005 and 2004
(Prepared by Management - Unaudited)

	2005		2004	
	3 Month Period	**Year to Date**	**3 Month Period**	**Year to Date**
CASH PROVIDED BY (USED IN):				
Operating Activities				
Net loss for the period	$ (19,390)	$ (64,943)	$ (8,903)	$ 12,496
Add (Deduct) item not affecting cash flow				
Write off of stale dated debt	-	-	-	(86,083)
Depreciation	-	-	3,600	7,200
Changes in non-cash operating working capital balances	1,000	(5,071)	3,001	(23,126)
	(18,390)	(70,014)	(2,302)	(43,261)
Financing Activities				
Issuance of common shares	4,000	62,935	-	216,721
Other advances	-	(10,000)		(125,000)
Loans and advances from related parties	14,400	17,350	-	(49,974)
	18,400	70,285	-	41,747
INCREASE (DECREASE) IN CASH	10	271	(2,302)	(1,514)
CASH, BEGINNING OF PERIOD	198	(63)	2,302	1,514
CASH, END OF PERIOD	$ 208	$ 208	-	-

INTERNET IDENTITY PRESENCE COMPANY LIMITED

Notes to Financial Statements
April 30, 2005
(Unaudited – Prepared by Management)

1. Accounting policies:

The enclosed unaudited financial statements for the none months ended April 30, 2005 and 2004 conform with generally accepted accounting principals in Canada for interim financial reporting. However, the unaudited financial statements for the nine months ended April 30, 2005 and 2004 do not conform in all respects to the disclosure and information that is required for annual financial statements. For further information, see the Corporation's July 31, 2004 audited financial statements. The accounting policies and methods followed in preparing these financial statements are those used by Internet Identity Presence Company Limited (the "Corporation") as set out in the July 31, 2004 audited financial statements, except for the following:

In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. Operating results for the nine months ended April 30, 2005 are not indicative of the results that may be expected for the full year ended July 31, 2005.

2. Share capital:

(a) Authorized:
Unlimited number of common shares

(b) Issued and outstanding	Number of Shares	Amount
Common shares – July 31, 2004	25,000,000	$12,367,593
Issuances in 2005:		
Issued for debt settlement	2,000,000	14,508
Issued for services	4,750,000	47,500
Issued for cash	4,100,000	35,500
Cancelled	(947,292)	(34,573)
Common shares – April 30, 2005	34,902,708	$ 12,431,528

3. Income taxes:

At April 30, 2005 the Corporation's income tax expense was nil. No benefit related to available non-capital loss carry forwards has been recognized in these financial statements.

The future income tax assets or liabilities that may result from differences in tax values and accounting values have not been reflected in these financial statements.

INTERNET IDENTITY PRESENCE COMPANY LIMITED

Notes to Financial Statements

Nine months ended April 30, 2005 and 2004
(Unaudited – Prepared by Management)

4. Related party transactions:

Related party transactions not disclosed elsewhere in these financial statements are as follows:

- The advances from related parties are cash advance and have no terms of repayment.